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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

SEC USE ONLY

DOCUMENT SEQUENCE NO.

CUSIP NUMBER

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)				
South State Coporation				

1 (d) ADDRESS OF ISSUER	STREET		CITY	STATE ZIP CODE
520 Gervais Street			Columbia	SC 29201

(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
57-0799315	001-12669

WORK LOCATION

(e) TELEPHONE NO.
AREA CODE 803 — NUMBER 231-3539

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE ZIP CODE
Robert R. Hill, Jr.	CEO	934 Hampton Hill Road, Columbia, SC 29209		

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
	SEC USE ONLY — Broker-Dealer File Number					
Common Stock	MG Trust 717 17th Street, Suite 1300 Denver, CO 80202	3,100	$223,200.00	24,184,578	6/8/2015	NASDAQ
Common Stock	LPL Financial 4707 Executive Drive San Diego, CA 92121-3091	400	$28,800.00	24,184,578	6/8/2015	NASDAQ

3. (a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
     by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

INSTRUCTIONS:
1. (a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
  (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (c) Such person's address, including zip code

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	Various dates from 1/1/1997 through 12/31/13	Purchases through employer 401(k) plan.	South State Corporation	3,100	Various dates from 1/1/1997 through 12/31/13	Cash; (obtained from withholdings from employee compensation as participant in 401(k) plan.)
Common Stock	6/28/10	Purchase	South State Corporation	400	6/28/10	Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A				

REMARKS:
This sale is for retirement investments diversification purposes.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

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(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

_____
DATE OF NOTICE

_____
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)